USLIFE INCOME FUND, INC.

SUPPLEMENT DATED MARCH 30, 2001

TO THE SEMI-ANNUAL REPORT DATED DECEMBER 31,
2000



SUPPLEMENTARY INFORMATION
ANNUAL MEETING OF SHAREHOLDERS


Proxy Voting Results
The Annual Meeting of Shareholders of the Fund was held on October
3, 2000. Shareholders of the Fund voted on the election of three directors to the Board, the ratification of the selection of Ernst & Young LLP as independent auditor, an amendment to the Fund's
Articles of Incorporation to provide for the authorization and issuance of preferred stock, an amendment to the Fund's fundamental investment restriction regarding senior securities to provide that the Fund be permitted to issue preferred stock and other senior securities, and an amendment to the Fund's fundamental investment restriction regarding borrowings to clarify that senior securities do not constitute borrowings for purposes of such restriction. The results of the proposals voted on by shareholders of the Fund were as follows:

1.      Election of three Directors to the Board.

Nominees of the Fund's Board of Directors
			 For     Withheld  Total Shares Voted Broker Non-Votes
Dr. Timothy J. Ebner    3,539,111 1,203,382     4,742,493           0
Dr. John Wm. Lancaster  3,538,411 1,204,082     4,742,493           0
Dr. John E. Maupin, Jr. 3,539,111 1,203,382     4,742,493           0

The nominees listed above were elected to the Board. Those Directors whose current terms of office did not expire in 2000 are the following:
Alice T. Kane, Kent E. Barrett, Dr. Judith L. Craven, Judge Gustavo E. Gonzales, Jr., Dr. Norman Hackerman, Ben H. Love and Dr. F. Robert Paulsen.

2. Amendment to the Fund's Articles of Incorporation, as amended, to provide for the authorization and issuance of preferred stock.

	   For          Against         Abstain    Broker Non-Votes
	2,416,094       1,582,311       116,456         604,778

3. Amendment to the Fund's investment restriction regarding the issuance of senior securities.

	   For           Against        Abstain    Broker Non-Votes
	2,408,281       1,586,032       120,457         604,869

4. Amendment to the Fund's investment restriction regarding borrowings.

	   For           Against        Abstain    Broker Non-Votes
	2,389,561       1,579,413       127,797         622,868

5. Ratification of the selection of Ernst & Young LLP as independent auditor.

	   For           Against        Abstain    Broker Non-Votes
	4,539,046       115,443         85,836          0

Proposals 2, 3 and 4 did not receive sufficient votes to be adopted.

Other Information
On March 11, 2001, American General Corporation, the parent of The Variable Annuity Life Insurance Company, the investment adviser to USLIFE Income Fund, Inc., entered into an Agreement and Plan of
Merger with Prudential plc, an international retail financial services organization with its primary headquarters in London, England. As a result of the transaction, American General Corporation will become a wholly-owned indirect subsidiary of Prudential plc. It is currently anticipated that the transaction, which is subject to approval by American General Corporation and Prudential plc shareholders, regulatory approvals and other conditions, will close by the end of the third quarter of 2001. Prudential plc is not affiliated with The Prudential Insurance Company of America.